Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -5 ЛИ 7: 21

Santos



03037963

Date: Mon 01 Dec 2003 11: 18: 40 PM EST

To:

SECURITIES EXCHANGE COMMISSION

:

:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: APPENDIX 3B LODGED TODAY WITH THE
AUSTRALIAN STOCK EXCHANGE

SUPPL

PROCESSED

DEC 1 5 2003

THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	50,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.12 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 50,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	2 December 2003

8   Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

584,232,899	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

9   Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
23,200	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
130,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
5,765,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	

33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36   ☐   If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
            1 –   1,000
        1,001 –   5,000
        5,001 –   10,000
       10,001 –   100,000
      100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    - There is no reason why those securities should not be granted quotation.

    - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ___02 December 2003___
           Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000 ·
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -5 AII 7:21

Santos

Date: Tue 02 Dec 2003 06:34:34 PM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

. From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: Santos - New Customer for the Cooper Basin

Number of pages (incl. cover sheet):3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131


www.santos.com

3 December 2003

New Customer for the Cooper Basin

Santos Limited and the other South West Queensland Gas Producers (Producers) have announced the addition of an important new customer for Cooper Basin gas.

The Producers have signed a new long term contract with BHP Billiton Minerals Pty Limited for the supply of gas to its Cannington Mine in northwest Queensland.

BHP Billiton has agreed to purchase up to a total of 14 petajoules (PJ) from the Producers over 8 years with first supplies commencing December 2003 ramping up to full supply in late 2005.

"Santos is pleased to secure BHP Billiton as a new customer and to supply gas to the Cannington Mine which is one of the world's leading silver and lead producing mines, "said Mr John Ellice-Flint, Santos' Managing Director.

"Cannington Mine is a significant contributor to the Queensland and Australian economies and we are delighted to assist BHP Billiton in supplying energy to their value adding operations on this world class deposit."

The interests of the South West Queensland Gas Producers are:

Santos (operator)	60.1%
Delhi (ExxonMobil)	23.2%
Origin Energy	16.7%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:	**Investor enquiries:**
Kathryn Mitchell	Mark Kozned
Santos Limited	Santos Limited
(08) 8218 5260 / 0407 979 982	(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile 08 8213 5131



newsrelease

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -5 PM 7: 21



SUPPL

Date: Wed 03 Dec 2003 02: 05: 22 AM EST

    To:
        SECURITIES EXCHANGE COMMISSION
        :
        :

    From: SANTOS LTD
        SANTOS HOUSE
        91 KING WILLIAM STREET
        ADELAIDE SA 5000

Subject: APPENDIX 3B LODGED TODAY WITH THE
        AUSTRALIAN STOCK EXCHANGE

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	50,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.12 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 50,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	3 December 2003	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,282,899	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,200	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
		130,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,715,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [✔]   Securities described in Part 1

(b)   [   ]   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [   ]   If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36   [   ]   If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
                1 –   1,000
            1,001 –   5,000
            5,001 –   10,000
           10,001 –   100,000
          100,001 –   and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

   •   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   •   There is no reason why those securities should not be granted quotation.

   •   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   •   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   •   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3.   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ___03 December 2003___
                        Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -5 7: 21

Santos

Date: Mon 01 Dec 2003 01: 37: 46 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: APPENDIX 3B LODGED TODAY WITH THE
AUSTRALIAN STOCK EXCHANGE

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

| SANTOS LTD |

ABN

| 80 007 550 923 |

We (the entity) give ASX the following information.

Part 1 – All issues   NOT APPLICABLE

1	Class of securities issued or to be issued	

2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	

3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8   Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25   If the issue is contingent on security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a) ☐   Securities described in Part 1

(b) ☑   All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐   If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐   If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
         1   –   1,000
         1,001   –   5,000
         5,001   –   10,000
         10,001   – 100,000
         100,001   – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

11,500

39 Class of securities for which quotation is sought

Fully paid ordinary

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Payment of calls on partly paid Executive Share Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows:

Plan " 0"
7,500 shares at $3.70;
2,000 shares at $3.72.

Plan " 2"
2,000 shares at $2.48.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,182,899	Fully paid ordinary shares
3,500,000	Reset convertible preference shares

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ____1 December 2003____

       Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -5 ꝕ 7:21

Santos

SUPPL

Date: Thu 04 Dec 2003 12:42:49 AM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

. From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary week
.   ending 4 December 2003
.
.
.

Number of pages (incl. cover sheet):2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131



Week Ending 4th December 2003

Wildcat Exploration Wells

Jeruk 1

Type	Exploration
Location	Offshore Indonesia
	Sampang PSC, East Java Basin.
	35km WSW of the Oyong Field and some 40km SE of Surabaya.
Status at 0600hrs 04/12/03 (Jakarta Time)	Attempting to free stuck drillstring. The current depth is 1515m with 566.5m progress for the week.
Planned Total Depth	5172m
Interest	Santos Group 50%
	PT Medco Sampang 50%
Operator	Santos Group

Korma 1

Type	Gas Exploration
Location	South Australia, Cooper Basin
	PPL 151 (Former Merrimelia Innamincka Block), 2.2km E of Yalchirrie 1, 2.7km SSW of Napowie 2, and some 80km NE of the Moomba Gas Plant.
Status at 0600hrs 04/12/03	Running in hole with new bit. The current depth is 2659m with 128m progress for the week.
Planned Total Depth	3220m
Interest	Santos Group 84.71%
	Delhi Petroleum Pty Ltd 0%*
	Origin Energy Resources Ltd 13.19%
	Novus Petroleum NL 0%*
	Basin Oil NL 2.10%
	* Delhi and Novus are not participating in the well.
Operator	Santos Group

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 27th November, 2003 Santos Limited also participated in 5 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com